June 11, 2018

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on June 11, 2018

File No. 024-10801

Dear Mr. Shainess,

This letter is in response to your letter dated May 31, 2018.

Question 1: please see the changes to the signature page of amendment 5

Question 2: Answer

The company (SWHI) was introduced to the principal of Troptions Corporation, Mr. Garland Harris. Mr. Harris approached the company about marketing our landline home telephone service to his clients using various marketing and advertising programs. On June 2, 2017, Garland F. Harris, President of Troptions Corporation announced the purchase of 15,000 1st month incentive landline home telephone packages from SW Innovative Holdings, Inc. dba. Everybody’s Phone Company, for $1,000,000 USD worth of Troptions @$0.13 per Troptions which is the market value as of 5/30/2017 on Coinmarketcap.com for a total of 7,692,307.60 Troptions.(see contract dated June 2,2017)

On July 25, 2017, it was announced by Garland E. Harris that he signed a one year agreement with Ms. Nichole Danielle, President of Nichole Danielle Management and Productions to promote SW Innovative Holdings, Inc. Mr. Harris transferred 282,090.76 to pay for the promotion.

On July 26, 2017, it was announced by Mr. Harris that he signed an agreement with Mr. Shawn Fisher Managing Partner of the HILLTOP Radio show Entertainment, LLC to introduce the company into the urban communities through his internet radio programs. Mr. Harris transfers 587,689.09 Troptions to pay for the promotion.

On July 27, 2017, Mr. Harris announced he executed an agreement with Bryan Stone; CEO of the Real Estate Connections TREC Media Group is a division of the Real Estate Connections which broadcasts its internet Radio Show “The Cutting Edge Connections” which airs on IHeatRadio and to various Meetups members. Mr. Harris transferred 2,702,703 Troptions to pay for the promotion.

After all transfers where made by Mr. Harris to pay the cost of the advertising, the remaining Troptions left were 4,119,824 and in a wallet on the web site xchain.io

During the month of July 2017, Troptions Corporation issued three (3) press releases discussing the agreement entered into with the various promotional companies. The company (SWHI) had no prior knowledge of any press releases.

The company (SWHI) was informed Mr. Harris that the various marketing and advertising program(s) would begin sometime in August 2017 and continue through the duration. During this period of time Troptions was trading somewhere between .25 to 30 cent on xchain.io. During the month of September 2017, the company increases its Balance Sheet by $0.13 time 4,119,824 which was the lower cost or market and was part of our third quarter financial statements. Over the next few months, the company had not received any customers through the new marketing and advertising programs.  Also, the price of Troptions was falling therefore the company made the decision to restate its third quarter financial statements.

We did not see the material value of the Troptions as being material since there was no actual value. In discussions with outside counsel and accounting, we decided the listing of Troptions was not a material event, especially in light of the company not ever having any material activity from the Troptions agreement.

Almost 12 months later, the internet radio advertising failed to generate any new paying subscribers for the company.

We have made reference in the exhibit 6.1 section of Amendment 5 to add the “Troptions Corporation” contract between the parties.

Respectfully submitted,

/s/ Norman George

Mr. Norman George

President & CEO